UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
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                        Under the Securities Act of 1934
                               (Amendment No. 4 )




                                 IMAGINON, INC.
                      -------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)




                                   45246K 10 4
                       -----------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /No fee/

Cusip No. 45246K 10 4                                          Page 2 of 4 Pages



Row 1.: Henry Fong
        ###-##-####

Row 2.: (a) / /
        (b) / /

Row 3.: SEC USE ONLY

Row 4.: United States

Row 5.: 941,022

Row 6.: 48,636

Row 7.: 941,022

Row 8.: 48,636

Row 9.: 989,658

Row 10.: / /

Row 11.: 7.9%

Row 12.: IN

Cusip No. 45246K 10 4                                          Page 3 of 4 Pages


Item 1.
       (a) ImaginOn, Inc.
       (b) 1313 Laurel Street, Suite 1
           San Carlos, CA 94070

Item 2.
       (a) Henry Fong
       (b) 2401 PGA Blvd, Suite 280-F
           Palm Beach Gardens, Florida 33408
       (c) United States
       (d) Common Stock, $.01 Par Value
       (e) 45246K 10 4

Item 3. If this Statement Is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b), Check Whether the Person Filing Is A:
          Not applicable

Item 4. Ownership

       (a) 989,658 shares of which 396,440 is common stock held directly by reporting person; 323,182 is common stock owned by a limited liability corporation in which the reporting person is the sole shareholder and officer; 221,400 is common stock issuable upon the exercise of warrants; and 48,636 is owned by a charitable trust in which reporting person is a trustee, but which shares reporting person has no pecuniary interest in and disclaims beneficial ownerhip of.

       (b) 7.9%
       (c) (i)   941,022
           (ii)  48,636
           (iii) 941,022
           (iv)  48,636

Item 5. Ownership of Five Percent or less of a Class:
          Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
          Not applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company:
          Not applicable

Item 8. Identification and Classification of Members of the Group:
          Not applicable

Item 9. Notice of Dissolution of Group:
          Not applicable

Item 10. Certification:
          Not applicable

Cusip No. 45246K 10 4                                          Page 4 of 4 Pages



                                    Signature
                                    ---------


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: February 16, 1999 as
       of December 31, 1998            By /S/ HENRY FONG
                                          --------------------------
                                          HENRY FONG